SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                16 December 2004


                                  BT Group plc
                 (Translation of registrant's name into English)


                                    BT Centre
                                81 Newgate Street
                                     London
                                    EC1A 7AJ
                                     England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Local Loop Unbundling charges announcement made on
                 16 December 2004





December 16, 2004

                             BT RESPONDS TO OFCOM'S
                           LLU MARKET REVIEW FINDINGS


BT today welcomed the conclusion and findings of Ofcom's Local Loop Unbundling
(LLU) market review, a process designed to stimulate infrastructure investment in the UK communications market.

Paul Reynolds, chief executive of BT Wholesale, said: "BT has been working hard with Ofcom since May on this issue, and these price reductions are absolutely in line with what we jointly agreed then. I believe they are right for the industry.

"Price alone isn't the only issue though: BT has worked productively with the Adjudicator and the industry to develop suitable processes. Together with this package of price changes we believe the right climate has been created to develop a market in which those who are willing to innovate and invest can reap appropriate rewards."

By investing in new automated processes, BT has been able to significantly reduce LLU costs and these savings have been converted into price reductions which have been progressively introduced since May 31 this year.

The full range of price changes that will be implemented on the 1st January are detailed in the Ofcom statement. The headline changes relate to the connection and rental prices for fully unbundled and shared lines. The price of new fully unbundled line connection drops from GBP223.33 to GBP168.38 and a conversion of an existing line from GBP88 to GBP34.86. The shared line product has reduced connection price from GBP37 to GBP34.86 and the rental from GBP27.12 to GBP15.60.

The table below summarises these changes to existing pricing from today's determination, with the proposed prices from the August consultation included as reference.


                 Existing      Proposed price -        Today's determined
                 Price         August consultation     price

Shared LLU
MPF Conn         GBP37.00      GBP37.03                GBP34.86

Shared LLU
MPF Annual       GBP27.12      GBP12.64                GBP15.60
Rental

Full LLU MPF
Transfer         GBP88.00      GBP50.70                GBP34.86

Full LLU MPF
New Connection   GBP223.33     GBP192.64               GBP168.38

Full LLU MPF
Annual Rental    GBP105.09     TBA                     TBA



When compared to the May 2004 prices, the changes represent overall reductions of 70% for line sharing (as promised in May 2004), 29% for a new fully unbundled line and 33% for a fully unbundled transfer. (Note: All prices are ex vat, and percentage reductions relate to the cost of connection/transfer plus one year's rental).



About BT

BT Group plc is the holding company for an integrated group of communications businesses and is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include IT and networking services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

  - BT Retail, providing fixed and mobile communications services and solutions and IT and networking services to more than 20 million business and residential customers in the UK. It is also a leading UK internet services provider.
  - BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband, private circuits.
  - BT Global Services, providing IT and networking services internationally to meet the needs of multi-site organisations with European operations. BT Global Services operates in more than 130 countries and also offers international carrier services.

In the year ended March 31, 2004, BT Group's turnover was GBP18,519 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,013 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

For more information, visit www.bt.com/aboutbt






Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date: 16 December 2004